Exhibit 12.1
DAWSON GEOPHYSICAL COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Six Months
	Ended
	March 31,	Fiscal Years Ended September 30,
	2005	2004	2003	2002	2001	2000

Pretax income from continuing operations	$5,234	$7,082	$(847)	$(2,763)	$(4,978)	$(13,772)
Fixed charges and amortization of capitalized interest	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—

Earnings	$5,234	$7,082	$(847)	$(2,763)	$(4,978)	$(13,772)

Interest expensed and capitalized	$65	—	—	—	—	—

Amortized premiums	—	—	—	—	—	—

Portion of rent representative of interest	—	—	—	—	—	—

Total fixed charges:	$65	—	—	—	—	—

Ratio of earnings to fixed charges:	80.52x	N/A	N/A	N/A	N/A	N/A